Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Heartland Financial USA, Inc.

We consent to the use in the Registration Statement on Form S-3 and related Prospectus of our reports dated March 16, 2011, with respect to the consolidated balance sheets of Heartland Financial USA, Inc. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2010, and the effectiveness of internal control over financial reporting as of December 31, 2010, incorporated herein by reference, and to the reference to our firm under the heading “Experts” in the Registration Statement and Prospectus.

/s/ KPMG LLP

Des Moines, Iowa
October 13, 2011